Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

January 20, 2020	NR 20-01

Alianza Minerals to drill two projects in 2020

●	First drill test of Horsethief gold property, Nevada, funded by Hochschild
●	Follow up drilling targeting high grade silver at Haldane, Yukon
●	Additional early-stage exploration for high-grade gold and silver in BC, Nevada and Yukon

Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) announces plans for the 2020 field programs on the Company’s projects include drilling on two projects, one gold and one silver, and plans drill targeting on three others in Nevada, Yukon Territory and British Columbia.

”We are looking forward to another busy year for Alianza in 2020, following up on the successful programs at Horsethief and Haldane in 2019,” stated Jason Weber, P.Geo, president and CEO of Alianza. “With drilling planned for two projects, 2020 should be an exciting year for Alianza shareholders.”

The Company invites investors and shareholders attending the Vancouver Resource Investment Conference January 19th and 20th to visit the Alianza booth and learn about our projects and plans. The Company will also be displaying core from the Haldane Silver Project January 22 and 23rd and giving a presentation on the Haldane Project January 23rd, at the Association for Mineral Exploration’s Roundup Conference in Vancouver.

Achievements in 2019

In summary, 2019 was a very successful year for Alianza which achieved the following:

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April - Alianza optioned our three Nevada gold projects to Hochschild Mining PLC

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After completion of programs at all three, Hochschild elected to drill specific targets at Horsethief in 2020 and handed the other two projects back to Alianza in a more advanced state.

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June - Alianza announced a letter of intent to option the Tim silver project in Yukon to Coeur Mining Ltd.

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July - Alianza announced a financing of $750,000 and closed it at $1.1 million, well over subscribed.

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August - Alianza completed sampling at KRL in BC’s Golden Triangle to follow up on high grade gold samples previously found at surface.

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August - Alianza began drilling at the high-grade Haldane silver project in the Keno Hill area of the Yukon, resulting in discovery of a new silver vein target at the Bighorn Zone (2.35m averaging 125.7 g/t Ag, 4.4% Pb).

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November - Alianza announced high-grade silver drill results from the Middlecoff Zone (455 g/t Ag over 1.02 metres and 996 g/t Ag and 28.35% Pb over 0.35 metres) on the Haldane Project.

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December - Alianza announced the expansion of the KRL showing including a highlight sample grading 35.7 g/t Au.

Plans for 2020

Nevada

Planning is underway for drilling at the Horsethief Property, NV with funding from partner Hochschild Mining. Drilling will target disseminated gold mineralization near the contact of Cambrian and Ordovician aged rocks – an important age that hosts large gold deposits elsewhere in Nevada, such as the Long Canyon mine. Prior to drilling, an Induced Polarization and magnetics survey, slated to start in February, will investigate the new claims added to the property subsequent to the completion of the 2019 program. These claims were acquired in light of the discovery of gold-bearing jasperoid alteration in carbonate rocks east of the property. Approximately five line-kilometres of IP and 20 line-kilometres of magnetics will be completed. Drilling will commence as soon as weather conditions on the property permit.

Also in Nevada, Alianza is planning mapping and sampling programs at its wholly-owned BP and Bellview properties in the southern extension of the Carlin Trend and in the vicinity of the Bald Mountain gold mine. At BP, work will focus on refining the carbonate stratigraphy on the property to focus further exploration, while at Bellview, work will concentrate on the CS Showing. In both cases, the 2020 field work will be completed in order to upgrade the properties for potential option/JV partnerships.

Yukon Territory

The Haldane Property, located in the Keno Hill District of Yukon Territory is the second property Alianza plans to test with drilling in 2020. This program will follow up the 2019 drill program which resulted in the discovery of a new high-grade silver target at the Bighorn Zone as well as following up high-grade silver mineralization intersected in drilling at the Middlecoff Zone. The results of the 2019 program are being compiled and detailed planning for 2020 will commence once that work is complete.

The Company is also expecting to have a partner secured to fund exploration at its road-accessible Tim Property in southern Yukon Territory. Exploration at Tim is targeting high-grade silver-lead-zinc Carbonate Replacement Mineralization (CRM) similar in style to that found at the Silvertip Mine, 12 kilometres south of the property. It is expected that the program will consist of detailed mapping, soil geochemical surveys and reopening old trenches dating back to 1988. In 2013, a focused work program to re-evaluate a historical zone of silver-lead rich Carbonate Replacement Mineralization (CRM) returned 3.7 metres assaying 365 g/t silver and 7.5% lead from a channel sample.

British Columbia

The Company is also planning a follow-up program at the KRL gold property in the Golden Triangle, BC. The 2019 program identified a potential corridor to host high-grade gold mineralization (Alianza highlights include 122.8 g/t gold over 30 cm). The 2020 program will consist of detailed mapping of this target to assess the potential for additional high grade gold veins and to prioritized targets for drilling.

Management expects to be active on five projects in 2020, with Alianza operating all but one. The Company is also actively seeking partners for other projects in the portfolio in Yukon, Nevada and Peru.

About Alianza Minerals Ltd.

Alianza employs an exploration model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 82.4 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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